SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019
________________

SILICOM LTD.
 (Translation of Registrant's name into English)
________________

14 Atir Yeda St., P.O.Box 2164, Kfar-Sava 4464323, Israel
(Address of principal executive offices)
________________

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______

Silicom Ltd. (the "Registrant" or the "Company") held an Annual General Meeting of Shareholders on June 5, 2019 at 14:00 (Israel time) at the Registrant’s offices at 14 Atir Yeda Street, Kfar Sava 4464323, Israel (the "Meeting"). Copies of the Notice of Annual General Meeting, Proxy Statement and Proxy Card relating to the Meeting were filed on Form 6-K by the Registrant on April 30, 2019. The Registrant is announcing that the resolutions relating to the: (i) re-election of Ms. Ayelet Aya Hayak as one of the External Directors of the Company for an additional three-year term, commencing on July 1, 2019 and approving her remuneration as an External Director; (ii) re-election of Mr. Ilan Erez as one of the External Directors of the Company for an additional three-year term, commencing on July 1, 2019 and approving his remuneration as External Director; (iii) re-election of Mr. Avi Eizenman, the Company's Active Chairman of the Board of Directors, to hold office as director for a three-year term commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2022, and until his successor has been duly elected; (iv) approval of the grant of 13,333 options to purchase Ordinary Shares of the Company pursuant to the Company's Global Share Incentive Plan (2013) (the "Plan") and in compliance with the Company's compensation policy which was re-approved by the Company’s shareholders on June 8, 2016 (the "Compensation Policy"), the Compensation Policy Caps (as such term is defined in the Proxy Statement attached hereto) and the Amended Policy (as such term is defined below) to Mr. Avi Eizenman, the Company's Active Chairman of the Board of Directors; (v) approval of the grant of 13,333 options to purchase Ordinary Shares of the Company pursuant to the Plan and in compliance with the Compensation Policy, the Compensation Policy Caps and the Amended Policy to Mr. Yeshayahu ('Shaike') Orbach, the Company's President and Chief Executive Officer; (vi) approval of an increase in the monthly base salary of Mr. Avi Eizenman, the Company's Active Chairman of the Board of Directors, in compliance with the Compensation Policy and the Amended Policy; (vii) approval of an increase in the monthly base salary of Mr. Yeshayahu ('Shaike') Orbach, the Company's President and Chief Executive Officer, in compliance with the Compensation Policy and the Amended Policy; (viii) approval of the Amended Executive Compensation Policy; and (ix) appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as independent public accountants of the Company for the year ending December 31, 2019 and until the next General Meeting of Shareholders and authorization of the Audit Committee to fix the compensation of such auditors, were all duly approved by the shareholders of the Company at the Meeting.

This report on Form 6-K is incorporated by reference into all registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd.
(Registrant)
/s/ Yeshayahu ('Shaike') Orbach
Yeshayahu ('Shaike') Orbach
Date: June 5, 2019	Director, President and Chief Executive Officer